LACROIX & ASSOCIATES

1931 128 Street
Surrey BC V4A 3V5
Tel: (604) 542-5173

CONSENT of AUTHOR

TO: Crosshair Exploration & Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
TSX-Venture Exchange

I, Peter A. Lacroix, P. Eng., author of the following Technical Report entitled: "Technical Report on the Central Mineral Belt Uranium Project Labrador Canada", dated September 7, 2007, do hereby consent to the filing with the regulatory authorities referred to above, of the Technical Report and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

Dated this 7th day of September, 2007

LACROIX & ASSOCIATES

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA P. A. LACROIX

Peter A. Lacroix P. Eng.